JF 12-4-02

CM

02054623

SEC ...)MMISSION
Washington, D.C. ...9

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SEC FILE NUMBER
8 - 48044

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSING
DEC 0 2 2002
WASH. D.C. 180 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dome Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Avenue, Suite 500
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Joseph | (212) 371-5935
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) | New York (City) | New York (State) | 10036-2714 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
DEC 0 5 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 ## NJ

OATH OR AFFIRMATION

I, Gregory Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dome Securities Corp., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAO-LING AUBRY
Notary Public, State of New York
No. 01AU6004731
Qualified in New York County
Commission Expires March 30, 06

Notary Public

X
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOME SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

September 30, 2002

ASSETS		
Cash and cash equivalent	$	44,485
Receivable from clearing broker		11,000
Investment in U.S. Government Security, at market value		125,767
Securities owned, at fair value		3,300
Prepaid expenses and other assets		105,912
Clearing deposit with broker		25,000
Furniture and fixtures, less accumulated depreciation of $18,083		2,919
	$	318,383
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,000
Deferred income taxes		38,000
Total liabilities		40,000
Commitments and contingencies		
Stockholders' equity		
Common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 201 shares		2
Capital in excess of par value		10,048
Retained earnings		268,333
Total stockholders' equity		278,383
	$	318,383

See accompanying notes to financial statements.

DOME SECURITIES CORP.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002

DOME SECURITIES CORP.

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dome Securities Corp.

We have audited the accompanying statement of financial condition of Dome Securities Corp. as of September 30, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dome Securities Corp. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

New York, New York
October 14, 2002

DOME SECURITIES CORP.

STATEMENT OF OPERATIONS

Year Ended September 30, 2002

Revenues	
Commissions	$ 1,147,093
Interest income and other	5,712
	1,152,805
Expenses	
Employee compensation and benefits	893,574
Clearing broker fees	126,330
Administrative services	72,000
Depreciation	1,873
Professional fees	15,583
Other	9,301
	1,118,661
Income before income taxes	34,144
Income taxes	40,566
Net loss	$ (6,422)

See accompanying notes to financial statements.

DOME SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended September 30, 2002

	Common Stock Shares	Common Stock Amount	Capital In Excess of Par Value	Retained Earnings
Balances, beginning of year	201	$ 2	$ 10,048	$ 274,755
Net loss				(6,422)
Balances, end of year	201	$ 2	$ 10,048	$ 268,333

See accompanying notes to financial statements.

DOME SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended September 30, 2002

Cash flows from operating activities	
Net loss	$ (6,422)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	1,873
Deferred income taxes	6,000
Changes in operating assets and liabilities:	
Receivable from clearing broker	97,493
Prepaid expenses and other assets	(59,944)
Net cash provided by (used in) operating activities	39,000
Cash flows from investing activities, proceeds from maturity of U.S. government securities, net	233
Net increase in cash and cash equivalent	39,233
Cash and cash equivalent, beginning of year	5,252
Cash and cash equivalent, end of year	$ 44,485
Supplemental disclosure of cash flow information, cash paid during the year for income taxes	$ 30,274

See accompanying notes to financial statements.

1. Nature of business

Nature of Operations

Dome Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations are primarily comprised of securities transactions on an agency basis. The Company also earns fees from market advisory services. Revenues are earned from a limited number of customers.

2. Summary of significant accounting policies

Cash and Cash Equivalent

The Company considers a money market account to be a cash equivalent.

Securities Owned, At Market or Fair Value

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Furniture and Fixtures

Furniture and fixtures are stated at cost less accumulated depreciation. The Company provides for depreciation using a declining-balance method over an estimated useful life of seven years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Fee revenues are recognized ratably over the term of the related contracts.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount considered more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party administrative services agreement

The Company is obligated to Dome Capital Management, Inc., under an administrative services agreement which will automatically be renewed for successive terms of twelve months each, unless terminated by written notice. The agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities. Administrative services expense was $72,000 for the year ended September 30, 2002.

4. Income taxes

The current and deferred portions of income tax expense included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 5,599	$ 5,000	$ 10,599
State and local	28,967	1,000	$ 29,967
	$ 34,566	$ 6,000	$ 40,566

The temporary differences which give rise to deferred income taxes result primarily from income tax reporting on the cash basis of accounting.

5. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company's net capital was approximately $201,000 which was approximately $196,000 in excess of its minimum requirement of $5,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all securities transactions to its sole clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In addition, the receivable from clearing broker and clearing deposit are pursuant to this clearance agreement.

DOME SECURITIES CORP.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2002

Stockholders' equity		$ 278,383
Add deferred income taxes payable related to nonallowable assets		35,200
Less nonallowable assets		
Prepaid expenses and other assets		106,456
Furniture and fixtures, less accumulated depreciation		2,919
		109,375
Net capital before haircuts		204,208
Haircut		3,300
Net capital		$ 200,908
Aggregate indebtedness		$ 2,000
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 130
Minimum net capital required		$ 5,000
Excess net capital ($200,908 - $5,000)		$ 195,908
Percentage of aggregate indebtedness to net capital	$ 2,000 / $ 200,908	1%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of September 30, 2002.

1177 Avenue of the Americas
New York, New York 10036-2714
212-490-7700/Fax 212-730-6892

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337

Website: http://www.rkco.com

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Dome Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Dome Securities Corp. (the "Company") as of and for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Dome Securities Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for information and the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

New York, New York
October 14, 2002